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VIA EDGAR AND HAND DELIVERY

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Crinetics Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 22, 2018
File No. 333-225824

Dear Ms. Breslin:

We are in receipt of the Staff’s letter dated June 29, 2018 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Crinetics Pharmaceuticals, Inc. (“Crinetics” or the “Company”) as set forth below. A courtesy copy of this letter is being submitted to the Staff by hand delivery.

All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Notes to Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-12

1.	Please tell us why it is appropriate to record your grants earned as revenue after the adoption of the revenue guidance in ASC Topic 606 when you disclose at the top of page F-13 that you do not currently have any contracts with customers.

Crinetics’s Response: The Company respectfully advises the Staff that it considered whether the adoption of Accounting Standards Codification (“ASC”) Topic 606 on January 1, 2018 had any impact on its accounting for funding provided from Small Business Innovation Research Grants (“SBIR Grants”) awarded to the Company by the National Institute of Diabetes and Digestive and Kidney Diseases of the

July 2, 2018

National Institutes of Health (“NIH”). In particular, the Company considered whether the SBIR Grants fall under the scope of ASC Topic 606, noting that ASC Topic 606 applies to contracts with customers as noted in ASC 606-10-15-3:

“An entity shall apply the guidance in this Topic to a contract (other than a contract listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the entity to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing an asset in a collaboration arrangement) rather than to obtain the output of the entity’s ordinary activities.”

The NIH does not meet the definition of a customer as there are no goods or services being provided by the Company directly to the NIH. The SBIR Grants were awarded by the NIH to promote the research and development of new therapies for the diseases indicated in the SBIR Grant applications. The NIH does not receive goods or services as a result of the Company’s performance of the research and development activities. As such, the SBIR Grants are considered to be outside the scope of ASC Topic 606 and the adoption of ASC Topic 606 had no impact on the Company’s accounting for the SBIR Grants.

The Company also notes that ASC Topic 606 does not preclude entities from presenting income from transactions outside the scope of ASC Topic 606 as revenue if such presentation is appropriate under other accounting standards. The Company notes, however, that ASC 606-10-50-4 contains a requirement to disclose revenue from other sources separately from revenue from contracts with customers:

“An entity shall disclose all of the following amounts for the reporting period unless those amounts are presented separately in the statement of comprehensive income (statement of activities) in accordance with other Topics:

a. Revenue recognized from contracts with customers, which the entity shall disclose separately from its other sources of revenue”

Accordingly, if the Company begins to recognize revenue from contracts with customers in accordance with ASC Topic 606, it will disclose any such amounts separately from its revenue related to the SBIR Grants.

Due to the lack of specific authoritative U.S. GAAP guidance, the Company will continue to look to the guidance in International Accounting Standards Board’s International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance, which the Company believes provides the most relevant source of nonauthoritative guidance and is consistent with both the general revenue recognition criteria and practices widely recognized in the life sciences industry. Under IAS 20, the Company has made a policy election to report SBIR Grant revenue on a gross basis.

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July 2, 2018

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson of LATHAM & WATKINS LLP

cc:	Mark Brunhofer, Securities and Exchange Commission

Jim Rosenberg, Securities and Exchange Commission

Irene Paik, Securities and Exchange Commission

R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP

Charles S. Kim, Cooley LLP